Coral Gold Resources Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC, V6C-1T1
Phone (604) 682-3701
Fax (604) 682-3600
www.coralgold.com
ir@coralgold.com

December 12, 2005                                                                                                                                                                                                                                   Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

NEWS RELEASE

Coral Gold Resources Ltd. has granted incentive stock options for the purchase of up to 365,000 shares at a price of $3.55 per share exercisable on or before December 12, 2010 to directors, officers, employees and consultants of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

“Matt Wayrynen”

Matt Wayrynen, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.